

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 26, 2024

Kevin Kraus
Chief Financial Officer
8X8 Inc.
675 Creekside Way
Campbell, CA 95008

> **Re: 8X8 Inc.**
> **Form 10-K for the Year Ended March 31, 2023**
> **File No. 001-38312**

Dear Kevin Kraus:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Suzy Seandel